Exhibit 99.1

Sinovac Schedules 2014 Annual Meeting of Shareholders

BEIJING, July 14, 2014 -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today that it will hold its 2014 Annual Meeting of Shareholders on Wednesday, August 27, 2014 at 9:00 a.m. Beijing Time. The meeting will be held at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC. All shareholders of record as of July 9, 2014 will be eligible to vote and are invited to attend.

The primary agenda of the meeting is to approve the re-election of Weidong Yin, Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei as the Company’s directors until the next annual meeting of shareholders and or until their successors are duly elected; approve the audited consolidated financial statements of the Company for the financial year ended December 31, 2013 together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto; approve the appointment of Ernst &Young Hua Ming LLP as the independent auditor of the Company for the fiscal year ending December 31, 2014 and to authorize the directors of the Company to fix such independent auditor’s remuneration.

Sinovac’s 2013 annual report and proxy statements, including the Notice of the 2014 Annual General Meeting, are available on the Company's website: http://www.sinovac.com/?optionid=751.

Shareholders of the Company may receive a hard copy of 20-F free of charge upon request. Such request can be made by sending an e-mail to ir@sinovac.com, along with complete contact details and a mailing address.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps, as well as animal rabies vaccine for canines. The Company filed a new drug application for enterovirus 71 (against hand, foot and mouth disease) with China Food & Drug Administration. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella, and sIPV. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico and hepatitis A vaccine in Chile.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Sinovac Biotech Ltd.

Helen Yang / Chris Lee

Tel: +86-10-8279-9659 / 9696

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Mr. Bill Zima

U.S: 1-203-682-8233

Email: william.zima@icrinc.com